                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          LINCOLN NATIONAL CORPORATION
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   534187 10 9
                                 (CUSIP Number)

 The Dai-ichi Mutual Life Insurance Company                   Copy to:
          13-1, Yurakucho 1-chome                         Coudert Brothers
           Chiyoda-ku, Tokyo 100                     1114 Avenue of the Americas
             011-813-5221-4340                         New York, NY 10036-7703
    Attn: General Manager, International                Marilyn Selby Okoshi
      (Name, Address and Telephone                         (212) 626-4400
       Number of Person Authorized
  to Receive Notices and Communications)

                                 August 10, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 534187 10 9
---------------- ===============================================================
1.               NAME OF REPORTING PERSON

                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Dai-ichi Mutual Life Insurance Company

---------------- ===============================================================
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) / / (1)
                                                                     (b) / / (2)

---------------- ===============================================================
3.               SEC USE ONLY

---------------- ===============================================================
4.               SOURCE OF FUNDS*: WC

---------------- ===============================================================
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                          / / (3)
---------------- ===============================================================
6.               CITIZENSHIP OR PLACE OF ORGANIZATION

                 Japan

--------------------------------- -------- =====================================
NUMBER OF SHARES                  7.       SOLE VOTING POWER:
BENEFICIALLY                               10,508,622
OWNED BY EACH
REPORTING PERSON
WITH                              -------- =====================================
                                  8.       SHARED VOTING POWER:

                                           - 0 -

                                  -------- =====================================
                                  9.       SOLE DISPOSITIVE POWER:

                                           10,508,622

                                  -------- =====================================
                                  10.      SHARED DISPOSITIVE POWER:

                                           - 0 -

---------------- ===============================================================
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,508,622

---------------- ===============================================================
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          / / (4)
---------------- ===============================================================
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                 5.37%

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---------------- ===============================================================
14.              TYPE OF REPORTING PERSON: IC, CO
---------------- ===============================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       13D

Preamble

         The Schedule 13D, dated July 6, 1990, as amended June 4, 1991, January 24, 1996, and December 19, 1996, filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company ("Dai-ichi") with respect to the common stock without par value (the "Common Stock") of Lincoln National Corporation, an Indiana corporation (the "Company") is hereby amended as set forth below.

Item 2.           Identity and Background.
                  ------------------------

         Item 2 is amended to read in its entirety as follows:

         (a); (b) This statement is filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company. Dai-ichi's principal business is insurance and the address of its principal business and its principal office is 13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100.

                  DIRECTORS AND EXECUTIVE OFFICERS OF DAI-ICHI

NAME                                     TITLE                                                 BUSINESS ADDRESS

Takahide Sakurai                         Chairman of the Board                                         Y
Tomijiro Morita                          President                                                     Y
Susumu Ensaka                            Deputy President                                              Y
Masami Tabei                             Senior Managing Director                                      Y
Ryozo Nishigaki                          Senior Managing Director                                      O
Hiroshi Kadokura                         Senior Managing Director                                      Y
Masao Miyamoto                           Managing Director                                             M
Shigeru Muranaka                         Managing Director                                            OS
Makoto Koshino                           Managing Director                                             Y
Rikio Nagahama                           Managing Director                                             Y

Katsutoshi Saito                         Managing Director                                             Y
Tetsujiro Hayashi                        Managing Director                                             Y
Kunihiro Kawashima                       Managing Director                                             Y
Kenjiro Imada                            Managing Director                                             F
Masayuki Koyama                          Managing Director                                             N
Koichi Sato                              Managing Director                                             Y
Koichi Iki                               Managing Director                                             Y
Hiroyuki Koizumi                         Managing Director                                             Y
Gaishi Hiraiwa                           Director                                                      T
Sugiichiro Watari                        Director                                                     TS
Hiroo Wakabayashi                        Director                                                      M
Yasunori Takasaki                        Director                                                      Y
Akira Kakutani                           Director                                                      M
Takashi Saito                            Director                                                      Y
Shigenori Takano                         Director                                                      Y
Nobuyoshi Douke                          Director                                                      Y


    Addresses:

    Y:        13-1 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-8411, JAPAN
    O:        300 Yamada Oi-machi, Ashigarakami-gun, Kanagawa 258-8511, JAPAN
    M:        1-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-8411, JAPAN
    OS:       8-17 Umeda 1-chome, Kita-ku, Osaka 530-0001, JAPAN
    F:        1-1 Tenjin 1-chome, Chuo-ku, Fukuoka-shi, Fukuoka 810-0001, JAPAN
    N:        4-6 Nishiki 3-chome, Naka-ku, Nagoya-shi, Aichi 460-0003, JAPAN
    T:        1-3 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-0011, JAPAN
    TS:       1-1 Shibaura 1-chome, Minato-ku, Tokyo 105-8001, JAPAN


         (c) With the exception of Mr. Hiraiwa and Mr. Watari, all of the directors and executive officers of Dai-ichi listed in response to Item 2(a) are principally employed by Dai-ichi and are engaged in the management of Dai-ichi at the respective addresses listed in response to Item 2(b). Mr. Hiraiwa's principal employment is as Advisor to Tokyo Electric Power Company Incorporated at the address set forth in response to Item 2(b). Mr. Watari's principal employment is as Advisor of Toshiba Corporation at the address set forth in response to Item 2(b).

         (d); (e) During the last five years, neither Dai-ichi nor, to the best of Dai-ichi's knowledge, any of the directors or executive officers of Dai-ichi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dai-ichi is organized under the laws of Japan and each of the directors and executive officers of Dai-ichi is a Japanese citizen.

Item 5            Interest in the Securities of the Issuer.
                  ----------------------------------------

         Item 5 is amended to read in its entirety as follows:

         (a) Based on information provided by the Company on August 9, 1999, Dai-ichi beneficially owns 10,508,622 shares of the Common Stock of the Company which is equal to 5.37% of the total issued and outstanding shares of the Common Stock on August 13, 1999. To the best of Dai-ichi's knowledge, none of the directors or executive officers of Dai-ichi named in Item 2 beneficially owns any Stock of any class of the Company.

         (b) Dai-ichi has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 10,508,622 shares of the Common Stock that it owns.

         (c) Dai-ichi effected the following transactions during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the sixty days preceding the date hereof.


Transaction           Date               Security            No.                Price/Share         Market
-----------           ----               --------            ---                -----------         ------
Sale                  8/13/99            Common              3,000,000          $48.730375          private sale



         (d) Not Applicable.

         (e) Not Applicable.

Item 6.           Contracts, Arrangements, Undertakings or Relationships with
                  ------------------------------------------------------------
                  respect to Securities of the Issuer.
                  ------------------------------------

         Item 6 is amended by adding the following:

         Pursuant to a letter agreement dated August 10, 1999, Dai-ichi agreed to sell to the Company and the Company agreed to purchase three million (3,000,000) shares of Common Stock of the Company currently held by Dai-ichi (the "Sale and Purchase Agreement") at a price equal to 97% of the average closing price for the ten trading days ending August 9, 1999. The Sale and Purchase Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

         Exhibit 1      Investment Agreement*
         Exhibit 2      Business Association Agreement*
         Exhibit 3      Sale and Purchase Agreement dated as of August 10, 1999

--------
* Filed with the Reporting Persons' original filing on Schedule 13D.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:             August 10, 1999

                                THE DAI-ICHI MUTUAL LIFE INSURANCE COMPANY

                                   By:   /s/ Masami Tabei
                                       -----------------------------------
                                         Name:    Masami Tabei
                                         Title:   Senior Managing Director